
06064688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY
EMPLOYEE RETIREMENT INVESTMENT
PLAN)

Date: December 22, 2006

Laura Stein
Senior Vice President -
General Counsel & Secretary

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

Financial Statements and Supplemental Schedule

The Clorox Company 401(k) Plan
For the fiscal years ended June 30, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

For the fiscal years ended June 30, 2006 and 2005

Contents



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and the Employee Benefits Committee
The Clorox Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

December 20, 2006

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	June 30,	
	2006	**2005**
Assets		
Cash and cash equivalents	$ 10,694	$ 95,957
Investments, at fair value	623,507,164	567,967,220
Receivables:		
Employer contributions	20,826,385	19,444,822
Participant contributions	18	931,767
Due from brokers for securities sold	–	28,715
Total receivables	20,826,403	20,405,304
Total assets	644,344,261	588,468,481
Liabilities		
Due to brokers for securities purchased	14,205	–
Net assets available for benefits	$644,330,056	$588,468,481

See accompanying notes.

The Clorox Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30,	
	2006	**2005**
Additions		
Investment income:		
Interest income and dividends	$ 20,397,022	$ 13,611,920
Net appreciation in fair value of investments	39,944,800	29,579,147
	60,341,822	43,191,067
Contributions:		
Employer	24,988,515	23,766,002
Participants	26,180,024	24,623,321
Rollovers	2,561,020	2,228,737
Total contributions	53,729,559	50,618,060
Total additions	114,071,381	93,809,127
Deductions		
Benefits paid to participants	58,127,613	49,254,850
Administrative expenses	82,193	63,086
Total deductions	58,209,806	49,317,936
Net increase	55,861,575	44,491,191
Net assets available for benefits:		
Beginning of year	588,468,481	543,977,290
End of year	$ 644,330,056	$ 588,468,481

See accompanying notes.

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan. The following employees are not covered by the Plan: (i) leased employees, (ii) non-resident aliens with no United States source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective April 29, 2002, the Company established a non-leveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. During the plan year, any contributions, money transferred from other investment funds, and loan repayments directed to be invested in the Company's common stock are maintained in a non-ESOP fund. On July 1 of each plan year, all funds invested in the Company's common stock are automatically swept into the ESOP fund. If elected, the employees can receive stock dividends paid directly to them in cash once their shares of the Company's common stock have been swept into the ESOP.

The Employee Benefits Committee (the "Committee") administers the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is the trustee and recordkeeper of the Plan.

Contributions

Participants may contribute from 1% to 25% of their compensation, on a pre-tax and after-tax basis, as defined in the Plan. Participant contributions are subject to limits specified under the Code.

1. Description of the Plan (continued)

Contributions (continued)

Eligible new participants that do not make a salary deferral contribution election, or fail to elect to decline contribution, are automatically enrolled in the Plan at a 4% contribution rate.

The Company matches 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any plan year. Participants are eligible for the Company matching contribution after completing one year of service.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company. In 2006 and 2005, the Company approved Value Sharing contributions of 7.49% and 6.93%, respectively, of eligible compensation. The Company Value Sharing contributions were allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants. For fully vested participants, amounts in excess of 7% in compensation were paid in cash or remitted as contributions to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees. For nonvested participants, the amounts in excess of 7% were deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive the Value Sharing contribution. Union participants are not eligible for the Value Sharing contribution, except for union employees at the Jackson facility.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in the Company's common stock, mutual funds, and a money market fund. Participants are also allowed to direct their contributions to Tradelink Investments, a self-directed brokerage account which permits investments in additional mutual funds, common stocks, and other investment products.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of: (a) Company matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at June 30, 2006 and 2005 are $851,616 and $1,179,238, respectively. During 2006 and 2005, the Company used $755,783 and $1,179,238, respectively, of forfeitures to reduce the Company contributions.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon. Participants' vested interest in the Value Sharing contribution is determined according to the following schedule:

Years of Service	Percentage
Less than 3	0%
3	34%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60, at death, or upon permanent disability.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for loan origination and maintenance fees, which are deducted from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stock, including the Company's common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stocks, mutual funds, and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Fiscal Year Ended June 30,	
	2006	**2005**
Common stock	$ 11,772,316	$ 6,040,577
Mutual funds	28,172,484	23,538,570
Net appreciation in fair value	$ 39,944,800	$ 29,579,147

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	June 30,	
	2006	**2005**
The Clorox Company Common Stock	$ 121,840,550	$ 135,292,265
Dodge & Cox Balanced Fund	88,171,329	76,938,990
Federated Prime Obligation Money Market Fund	69,115,641	61,903,538
T. Rowe Price Mid-Cap Growth Fund	65,839,296	54,502,317
T. Rowe Price Growth Stock Fund	53,515,450	48,324,125
American Funds Europacific Growth Fund	48,155,942	32,977,561
Vanguard Institutional Index Fund	47,543,965	47,209,026
Vanguard Intermediate Term Bond Index Fund	36,369,661	–
T. Rowe Price Small Cap Value Fund	35,364,794	*
T. Rowe Price U.S. Bond Index Fund	–	37,668,577

* Fair value of investment is less than 5% of net assets at June 30, 2005.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

5. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2006 and 2005, the Plan made purchases of $32,895,357 and $20,839,053, respectively, and sales of $60,641,537 and $31,036,427, respectively, of the Company's common stock.

Certain plan investments are shares of mutual funds managed by T. Rowe Price. Consequently, transactions with T. Rowe Price qualify as party-in-interest transactions.

6. Subsequent Events

In December 2006, the Committee adopted an amendment to the Plan containing the following provisions that will take effect in January 1, 2007:

- All eligible employees will be automatically enrolled, unless they make an election to decline contribution;
- The automatic contribution rate for new participants that do not make a salary deferral contribution election or elect to decline contribution will be increased from 4% to 5%;
- All participants with a contribution rate of less than 9% will have an automatic annual percentage of 1% unless another annual percentage is elected or the automatic election is denied;
- The Clorox Company Stock Fund (non-ESOP) will be merged into the Clorox Company Stock Fund (ESOP); and
- New investment in the Clorox Company Stock Fund (ESOP) will be limited to 10% of the participant's contributions.

Supplemental Schedule

The Clorox Company 401(k) Plan

EIN: 31-0595760 Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

June 30, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common stock:		
*	The Clorox Company Common Stock	1,998,369 shares	$ 121,840,550
	Money market fund:		
	Federated Prime Obligation Money Market Fund	69,115,641 shares	69,115,641
	Mutual funds:		
	Dodge & Cox Balanced Fund	1,055,060 shares	88,171,329
*	T. Rowe Price Mid-Cap Growth Fund	1,201,228 shares	65,839,296
*	T. Rowe Price Growth Stock Fund	1,869,209 shares	53,515,450
	Vanguard Intermediate Term Bond Index Fund	3,666,296 shares	36,369,661
	Vanguard Institutional Index Fund	409,615 shares	47,543,965
	American Funds EuroPacific Growth Fund	1,096,946 shares	48,155,942
*	T. Rowe Price Small Cap Value Fund	869,555 shares	35,364,794
	Vanguard Mid-Cap Index Fund	881,828 shares	16,287,369
	Vanguard Target Retirement Income Fund	172,041 shares	1,758,258
	Vanguard Explorer Growth Fund	61,728 shares	4,493,784
	Vanguard Target Retirement 2015	303,479 shares	3,523,393
	Vanguard Target Retirement 2025	243,986 shares	2,925,388
	Vanguard Target Retirement 2035	299,133 shares	3,778,049
	Vanguard Target Retirement 2005	64,969 shares	710,762
	Vanguard Target Retirement 2045	130,956 shares	1,707,660
			410,145,100
	Self-directed brokerage accounts:		
	Tradelink Investments	Various investments, including mutual funds and common stock	4,588,574
*	Participant loans	Interest rates ranging from 5.00% to 10.50%, maturing through 2021	17,817,299
	Total investments		$ 623,507,164

* Indicates a party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and the Employee Benefits Committee
The Clorox Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

December 20, 2006

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41131 – Post Effective Amendments No. 1 and No. 2) pertaining to The Clorox Company 401(k) Plan of our report dated December 20, 2006, with respect to the financial statements and schedule of The Clorox Company 401(k) Plan included in this Annual Report (Form 11-K) for the fiscal year ended June 30, 2006.

Ernst & Young LLP

San Francisco, California
December 20, 2006